CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2016

	Total
Balance, April 1, 2015	$ 4,406,204
Net income	9,686,157
Distributions to member	(8,615,081)
Balance, March 31, 2016	$ 5,477,280

See accompanying notes.